Exhibit 21.1

List of Significant Subsidiaries of the Registrant (as of Oct 19, 2026)

Subsidiary	Jurisdiction of incorporation
Abit Hong Kong Limited	Hong Kong
Abit USA, Inc.	Delaware
Abits Inc.	Delaware
Beijing Bitmatrix Technology Co. Ltd.	Mainland China
Abits US Holdings Inc	Delaware